Opta Corporation

1350 Old Bayshore Highway, Suite 740, Burlingame, CA 94010

Tel. (650) 579-3610 * Fax (650) 579-3606

April 5, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  Larry Spirgel
         Assistant Director

Re:   Opta Corporation
        Form 10-K for the fiscal year ended June 30, 2004

Dear Mr. Spirgel:

This is to acknowledge the receipt of your letter dated March 29, 2005. As confirmed with you over the phone by Thomas Gong, Controller of our company, we will reflect the responses in our letter dated March 22, 2005 in our next Form 10-K filing. More specifically, the issues we addressed and which will be covered in our next Form 10-K filing include:

1.

The details of how the Company may be eligible to receive the balance of the funds in escrow.

2.

The details of why the note receivable from LIH was not recorded.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at 480-905-9605 with any questions.

Sincerely,

/s/ Sean Wang

Chief Operating Officer